Exhibit 99.1

CI Financial to Acquire Former Eaton Vance Investment Counsel Division, Expanding U.S. Wealth Management Strategy

Acquisition will bolster CI’s Boston presence and boost CI’s U.S. assets to US$133 billion

MIAMI & TORONTO & BOSTON--(BUSINESS WIRE)--March 31, 2022--CI Financial Corp. (“CI”) (TSX: CIX; NYSE: CIXX) today announced an agreement under which CI will acquire certain assets of Eaton Vance WaterOak Advisors, formerly Eaton Vance Investment Counsel (“EVIC”) of Boston.

Prior to its acquisition by Morgan Stanley in 2021, EVIC served as the dedicated wealth management affiliate of Eaton Vance Corp. The firm, which traces its history to 1924, provides comprehensive wealth management services – including investment management, financial, estate and tax planning, and family office and trust services – to help its clients maintain financial security over the long term. As of February 28, 2022, the Boston-based EVIC team acted as advisor for US$11.4 billion in assets on behalf of families, endowments, foundations and other institutions.

“With nearly a century of success, Eaton Vance Investment Counsel has earned its reputation as one of the country’s leading registered investment advisors and we are proud to welcome them to CI Private Wealth,” said Kurt MacAlpine, CI Chief Executive Officer. “This is one of our largest U.S. acquisitions by assets to date and aligns us with a growing firm with a rich history, an exceptional team, industry-leading wealth management capabilities and loyal, sophisticated clients.”

“We’re excited about joining CI Private Wealth and what this partnership means for our clients, our employees and our firm as we solidify the long-term future of our business,” said David McCabe, Co-President of EVIC. “CI was an ideal choice for our firm and our clients, given the company’s long experience in asset management and wealth management and its dedication to building the leading U.S. wealth management business focused on the ultra-high-net-worth and high-net-worth client segments. CI will be an exceptional partner, bringing extensive resources, which will ensure that we continue to serve our clients at the highest level for generations to come.”

Since entering the U.S. RIA sector in January 2020, CI has become one of the country’s fastest-growing wealth management platforms. The completion of this and other outstanding transactions are expected to increase CI’s U.S. assets to approximately US$133 billion (C$168 billion), with CI’s total assets globally reaching approximately US$311 billion (C$394 billion).

The EVIC transaction is expected to close in the fourth quarter of 2022, subject to regulatory approvals and other customary closing conditions. The Asset & Wealth Management Investment Banking Group of Raymond James & Associates, Inc. served as exclusive financial advisor to CI, and Hogan Lovells US LLP served as CI's legal counsel. Financial terms were not disclosed.

Financial amounts are as at February 28, 2022.

About CI Financial

CI Financial Corp. is an integrated global wealth and asset management company. CI managed and advised on approximately C$370.2 billion (US$292.1 billion) in client assets as at February 28, 2022. CI’s primary asset management businesses are CI Global Asset Management (CI Investments Inc.) and GSFM Pty Ltd., and it operates in Canadian wealth management through CI Assante Wealth Management (Assante Wealth Management (Canada) Ltd.), CI Private Counsel LP, Aligned Capital Partners Inc., CI Direct Investing (WealthBar Financial Services Inc.), and CI Investment Services Inc.

CI’s U.S. wealth management businesses consist of Barrett Asset Management, LLC, Balasa Dinverno Foltz LLC, Bowling Portfolio Management LLC, Brightworth, LLC, BRR OpCo, LLC, The Cabana Group, LLC, CPWM, LLC, Congress Wealth Management LLC, Dowling & Yahnke, LLC, Doyle Wealth Management, LLC, Gofen & Glossberg, LLC, Matrix Capital Advisors, LLC, McCutchen Group LLC, OCM Capital Partners, LLC, Portola Partners Group LLC, Radnor Financial Advisors, LLC, RegentAtlantic Capital, LLC, The Roosevelt Investment Group, LLC, RGT Wealth Advisors, LLC, R.H. Bluestein & Co., Segall Bryant & Hamill, LLC, Stavis & Cohen Private Wealth, LLC, and Surevest LLC.

CI is listed on the Toronto Stock Exchange under CIX and on the New York Stock Exchange under CIXX. Further information is available at www.cifinancial.com.

This press release contains forward-looking statements concerning anticipated future events, results, circumstances, performance or expectations with respect to CI Financial Corp. (“CI”) and its products and services, including its business operations, strategy and financial performance and condition. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar references to future periods, or conditional verbs such as “will”, “may”, “should”, “could” or “would”. These statements are not historical facts but instead represent management beliefs regarding future events, many of which by their nature are inherently uncertain and beyond management’s control. Although management believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements involve risks and uncertainties. The material factors and assumptions applied in reaching the conclusions contained in these forward-looking statements include that all outstanding acquisitions will be completed and their asset levels will remain stable and that the investment fund industry will remain stable and that interest rates will remain relatively stable. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market conditions, including interest and foreign exchange rates, global financial markets, changes in government regulations or in tax laws, industry competition, technological developments and other factors described or discussed in CI’s disclosure materials filed with applicable securities regulatory authorities from time to time. The foregoing list is not exhaustive and the reader is cautioned to consider these and other factors carefully and not to place undue reliance on forward- looking statements. Other than as specifically required by applicable law, CI undertakes no obligation to update or alter any forward-looking statement after the date on which it is made, whether to reflect new information, future events or otherwise.

Contacts

Investor Relations
Jason Weyeneth, CFA
Vice-President, Investor Relations & Strategy
416-681-8779
jweyeneth@ci.com

Media Relations
United States
Trevor Davis, Gregory FCA for CI Financial
610-415-1145
cifinancial@gregoryfca.com

Canada
Murray Oxby
Vice-President, Corporate Communications
416-681-3254
moxby@ci.com